UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-39310

ZoomInfo Intermediate Inc.
(Exact name of registrant as specified in its charter)

805 Broadway Street, Suite 900
Vancouver, Washington 98660
(800) 914-1220
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share, of ZoomInfo Intermediate Inc.*
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* On October 29, 2021, ZoomInfo Intermediate Inc. (formerly ZoomInfo Technologies Inc.), a Delaware corporation (“Old ZoomInfo”), completed a holding company reorganization (the “Reorganization”) in accordance with Section 251(g) of the General Corporation Law of Delaware and the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 29, 2021, by and among Old ZoomInfo, ZoomInfo Technologies Inc. (formerly ZoomInfo NewCo Inc.), a Delaware corporation (“New ZoomInfo”), and ZoomInfo Merger Sub 1 Inc., a Delaware corporation and a wholy-owned subsidiary of New ZoomInfo (“Merger Sub 1”), pursuant to which Merger Sub 1 merged with and into Old ZoomInfo (the “Merger”), with Old ZoomInfo surviving as a wholly-owned subsidiary of New ZoomInfo. New ZoomInfo changed its name to “ZoomInfo Technologies Inc.” and Old ZoomInfo changed its name to “ZoomInfo Intermediate Inc.” In connection with the Reorganization, all of the outstanding capital stock of Old ZoomInfo (including any stock options or other rights to acquire the same) was converted automatically, on a share-for-share basis, into equivalent corresponding capital stock of New ZoomInfo (and rights to acquire the same), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding capital stock being converted. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old ZoomInfo and does not affect the reporting obligations of New ZoomInfo, which is the successor registrant to Old ZoomInfo under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, ZoomInfo Technologies Inc. (formerly ZoomInfo NewCo Inc.), as successor registrant to ZoomInfo Intermediate Inc. (formerly ZoomInfo Technologies Inc.), has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2021

ZOOMINFO TECHNOLOGIES INC. (in its capacity as successor registrant to ZoomInfo Intermediate Inc.)

By:	/s/ Anthony Stark
Name:	Anthony Stark
Title:	General Counsel